UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

PHARSIGHT CORPORATION
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

71721Q101
(CUSIP Number)

Amish Mehta
Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA 94104
Telephone:  (415) 293-5000

Copy to:
Martin A. Wellington
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone:  (650) 752-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

Page 1 of 11 Pages

CUSIP No. 71721Q101	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS VECTOR CAPITAL III, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 121,600
	8	SHARED VOTING POWER 3,151,220 [1]
	9	SOLE DISPOSITIVE POWER 121,600
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,272,820 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% [2]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,220 shares of common stock (“Shares”) of Pharsight Corporation (the “Issuer”) as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any Shares covered by the Voting Agreements.
2 The Reporting Persons together as a group may be deemed to have shared voting power of 34.5% of the outstanding Shares based upon the Shares covered by the voting agreements and the Shares owned by Vector Capital III, L.P., out of a total of 9,483,913 Shares outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and the Issuer).

CUSIP No. 71721Q101	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS VECTOR CAPITAL PARTNERS III, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 121,600 [1]
	8	SHARED VOTING POWER 3,151,220 [1]
	9	SOLE DISPOSITIVE POWER 121,600 [1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,272,820 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% [2]
14	TYPE OF REPORTING PERSON (see instructions) OO

1 The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,220 shares of common stock (“Shares”) of Pharsight Corporation (the “Issuer”) as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any Shares covered by the Voting Agreements.  The Reporting Persons, as affiliates of Vector Capital III, L.P. (“VC III LP”), may be deemed to have beneficial ownership of the 121,600 Shares owned by VC III LP, but expressly disclaim beneficial ownership of such Shares (except, for Vector Capital Partners III, L.L.C and Alexander Slusky, to the extent of their pecuniary interest in VC III LP).
2 The Reporting Persons together as a group may be deemed to have shared voting power of 34.5% of the outstanding Shares based upon the Shares covered by the voting agreements and the Shares owned by Vector Capital III, L.P., out of a total of 9,483,913 Shares outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and the Issuer).

CUSIP No. 71721Q101	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS ALEXANDER R. SLUSKY I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 121,600 [1]
	8	SHARED VOTING POWER 3,151,220 [1]
	9	SOLE DISPOSITIVE POWER 121,600 [1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,272,820 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% [2]
14	TYPE OF REPORTING PERSON (see instructions) IN

1 The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,220 shares of common stock (“Shares”) of Pharsight Corporation (the “Issuer”) as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any Shares covered by the Voting Agreements.  The Reporting Persons, as affiliates of Vector Capital III, L.P. (“VC III LP”), may be deemed to have beneficial ownership of the 121,600 Shares owned by VC III LP, but expressly disclaim beneficial ownership of such Shares (except, for Vector Capital Partners III, L.L.C and Alexander Slusky, to the extent of their pecuniary interest in VC III LP).
2 The Reporting Persons together as a group may be deemed to have shared voting power of 34.5% of the outstanding Shares based upon the Shares covered by the voting agreements and the Shares owned by Vector Capital III, L.P., out of a total of 9,483,913 Shares outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and the Issuer).

CUSIP No. 71721Q101	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS TRIPOS (DE), INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 121,600 [1]
	8	SHARED VOTING POWER 3,151,220 [1]
	9	SOLE DISPOSITIVE POWER 121,600 [1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,272,820 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% [2]
14	TYPE OF REPORTING PERSON (see instructions) CO

1 The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,220 shares of common stock (“Shares”) of Pharsight Corporation (the “Issuer”) as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any Shares covered by the Voting Agreements.  The Reporting Persons, as affiliates of Vector Capital III, L.P. (“VC III LP”), may be deemed to have beneficial ownership of the 121,600 Shares owned by VC III LP, but expressly disclaim beneficial ownership of such Shares (except, for Vector Capital Partners III, L.L.C and Alexander Slusky, to the extent of their pecuniary interest in VC III LP).
2 The Reporting Persons together as a group may be deemed to have shared voting power of 34.5% of the outstanding Shares based upon the Shares covered by the voting agreements and the Shares owned by Vector Capital III, L.P., out of a total of 9,483,913 Shares outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and the Issuer).

CUSIP No. 71721Q101	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS TRIPOS INTERNATIONAL COOPERATIVE UA I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NETHERLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 121,600 [1]
	8	SHARED VOTING POWER 3,151,220 [1]
	9	SOLE DISPOSITIVE POWER 121,600 [1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,272,820 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% [2]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,220 shares of common stock (“Shares”) of Pharsight Corporation (the “Issuer”) as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any Shares covered by the Voting Agreements.  The Reporting Persons, as affiliates of Vector Capital III, L.P. (“VC III LP”), may be deemed to have beneficial ownership of the 121,600 Shares owned by VC III LP, but expressly disclaim beneficial ownership of such Shares (except, for Vector Capital Partners III, L.L.C and Alexander Slusky, to the extent of their pecuniary interest in VC III LP).
2 The Reporting Persons together as a group may be deemed to have shared voting power of 34.5% of the outstanding Shares based upon the Shares covered by the voting agreements and the Shares owned by Vector Capital III, L.P., out of a total of 9,483,913 Shares outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and the Issuer).

CUSIP No. 71721Q101	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS TRIPOS (CAYMAN) LP I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 121,600 [1]
	8	SHARED VOTING POWER 3,151,220 [1]
	9	SOLE DISPOSITIVE POWER 121,600 [1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,272,820 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% [2]
14	TYPE OF REPORTING PERSON (see instructions) PN

1 The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,220 shares of common stock (“Shares”) of Pharsight Corporation (the “Issuer”) as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any Shares covered by the Voting Agreements.  The Reporting Persons, as affiliates of Vector Capital III, L.P. (“VC III LP”), may be deemed to have beneficial ownership of the 121,600 Shares owned by VC III LP, but expressly disclaim beneficial ownership of such Shares (except, for Vector Capital Partners III, L.L.C and Alexander Slusky, to the extent of their pecuniary interest in VC III LP).
2 The Reporting Persons together as a group may be deemed to have shared voting power of 34.5% of the outstanding Shares based upon the Shares covered by the voting agreements and the Shares owned by Vector Capital III, L.P., out of a total of 9,483,913 Shares outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and the Issuer).

CUSIP No. 71721Q101	13D	Page 8 of 11 Pages

1	NAME OF REPORTING PERSONS TRIPOS (CAYMAN) LTD I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☒
	(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 121,600 [1]
	8	SHARED VOTING POWER 3,151,220 [1]
	9	SOLE DISPOSITIVE POWER 121,600 [1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,272,820 [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% [2]
14	TYPE OF REPORTING PERSON (see instructions) OO

1 The Reporting Persons (as defined in Item 2 of this Schedule 13D) may be deemed to have beneficial ownership of 3,151,220 shares of common stock (“Shares”) of Pharsight Corporation (the “Issuer”) as a result of the Voting Agreements (described further in Items 3 and 4 of this Schedule 13D) among Tripos (DE), Inc. and certain stockholders of the Issuer and the irrevocable proxies associated therewith. The Reporting Persons expressly disclaim beneficial ownership of any Shares covered by the Voting Agreements.  The Reporting Persons, as affiliates of Vector Capital III, L.P. (“VC III LP”), may be deemed to have beneficial ownership of the 121,600 Shares owned by VC III LP, but expressly disclaim beneficial ownership of such Shares (except, for Vector Capital Partners III, L.L.C and Alexander Slusky, to the extent of their pecuniary interest in VC III LP).
2 The Reporting Persons together as a group may be deemed to have shared voting power of 34.5% of the outstanding Shares based upon the Shares covered by the voting agreements and the Shares owned by Vector Capital III, L.P., out of a total of 9,483,913 Shares outstanding on August 29, 2008 (as represented by the Issuer in the Agreement and Plan of Merger dated as of September 8, 2008 by and among Tripos (DE), Inc., Pearson Merger Corporation and the Issuer).

Amendment No. 2 to Statement on Schedule 13D

This Amendment No. 2 to Schedule 13D (“Amendment”) is filed to amend and supplement Items 3 and 5 as set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities Exchange Commission.  Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the original 13D is amended and restated in its entirety as follows:

On September 8, 2008, Issuer, Tripos DE and Pearson Merger Corporation, a Delaware corporation and wholly owned subsidiary of Tripos DE (“Pearson Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the satisfaction or waiver of the conditions therein, Pearson Merger Sub will merge with and into Issuer (the “Merger”), Pearson Merger Sub’s separate corporate existence will cease and Issuer will continue as the surviving corporation and as a direct, wholly-owned subsidiary of Tripos DE.

As an inducement to enter into the Merger Agreement, and in consideration thereof, Tripos DE entered into a voting agreement with each of:

•	Shawn M. O’Connor
•	Arthur H. Reidel
•	Howard B. Rosen
•	John J. Schickling
•	William Frederick
•	James Hayden
•	Mark Hovde
•	Daniel Weiner
•	John Murphy
•	Dean O. Morton
•	Dean and Lavon Morton Trust
•	MDLC Partners, L.P.
•	Douglas E. Kelly, M.D.
•	Asset Management Associates 1996, L.P.
•	Alloy Partners 2000, L.P.
•	Alloy Ventures 2000, L.P.
•	Alloy Corporate 2000, L.P.
•	Alloy Investors 2000, L.P.

(each a “Stockholder”), dated as of the date of the Merger Agreement (the “Voting Agreements”). Pursuant to the Voting Agreements, each Stockholder has agreed to vote in favor of the adoption and approval of the Merger Agreement and has granted to Tripos DE an irrevocable proxy to vote or exercise its right to consent with respect to all Shares that each Stockholder is entitled to vote at the time of any vote or action by written consent to approve and adopt the Merger Agreement and any action required in furtherance thereof at any meeting of the stockholders of the Issuer, and at any adjournment thereof, at which such Merger Agreement, or such other required actions, are submitted for the consideration and vote of the stockholders of the Issuer.

Shared voting power with respect to the Shares owned by the Stockholders may be deemed to have been acquired through execution of the Voting Agreements.  The Reporting Persons have not expended any funds in connection with the execution of the Voting Agreements.

Schedule B attached hereto contains the names and number of Shares beneficially held by each Stockholder.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements.  Copies of the Merger Agreement, listed as Exhibit 2 hereto, and the form of the Voting Agreement, listed as Exhibit 3 hereto, are incorporated by reference to

Page 9 of 11 Pages

Exhibit 2.1 and Exhibit 99.1, respectively, of Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2008.

VC III LP used its working capital as the source of funds for its purchase of Shares.  Between October 9, 2008 and October 14, 2008, VC III LP used an aggregate of $636,445 to purchase 121,600 Shares.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the original 13D is amended and restated in its entirety as follows:

(a) and (b)    As a result of the Voting Agreements, the Reporting Persons may be deemed to have the power to vote up to 3,151,220 Shares in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 3,151,220 Shares.  In addition to those Shares that may be deemed to be beneficially owned by the Reporting Persons in connection with the Voting Agreements, VC III LP has acquired and owns 121,600 Shares (the “Purchased Shares”).  VC III LP has sole power to direct the voting and disposition of the Purchased Shares.

As a result of VC III LP’s acquisition of the Purchased Shares, the other Reporting Persons, which are all affiliates of VC III LP, may be deemed to be beneficial owners of the Purchased Shares.

All Shares that may be deemed to be beneficially owned by the Reporting Persons, including the Shares covered by the Voting Agreements and the Purchased Shares, constitute approximately 34.5% of the issued and outstanding Shares as of August 29, 2008 (as represented by Issuer in the Merger Agreement).

The Reporting Persons (i) are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Voting Agreements, except as otherwise expressly provided in the Voting Agreements and (ii) disclaim all beneficial ownership of such Shares.

The Reporting Persons, other than VC III LP, expressly disclaim beneficial ownership of the Purchased Shares (except, for VC III LLC and Alexander Slusky, to the extent of their pecuniary interest in VC III LP).

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, none of the Reporting Persons beneficially owns any Shares.

(c)                 Since the date of the last filing, the Reporting Persons purchased the following Shares in the open market:

Reporting Person	Trade Date	Shares	Price/Share
VC III LP	10/09/2008	3,000	$5.1760
	10/10/2008	21,900	$5.1654
	10/13/2008	2,800	$5.2759
	10/14/2008	93,900	$5.2505

Except for the agreements and transactions described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)                 To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)                 Inapplicable.

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2008	VECTOR CAPITAL III, L.P.

	By:	Vector Capital Partners III, L.L.C., its General Partner
	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

VECTOR CAPITAL PARTNERS III, L.L.C.

	By:	/s/ Alexander R. Slusky
Name: Alexander R. Slusky
Title: Managing Member

ALEXANDER R. SLUSKY

/s/ Alexander R. Slusky
Alexander R. Slusky

TRIPOS (DE), INC.

	By:	/s/ Dewey Chambers
Name: Dewey Chambers
Title: Treasurer

TRIPOS INTERNATIONAL COOPERATIVE UA

	By:	/s/ Dewey Chambers
Name: Dewey Chambers
Title: Director

TRIPOS (CAYMAN) LP

	By:	Tripos (Cayman) Ltd, its General Partner

	By:	/s/ Dewey Chambers
Name: Dewey Chambers
Title: Chief Financial Officer

TRIPOS (CAYMAN) LTD

	By:	/s/ Dewey Chambers
Name: Dewey Chambers
Title: Chief Financial Officer

Page 11 of 11 Pages